SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

asacha@sidley.com (312) 853 2939	FOUNDED 1866

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Telephone and Data Systems, Inc. – Preliminary Proxy Statement - Contested

Ladies and Gentlemen:

Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, on behalf of our client, Telephone and Data Systems, Inc. (the “Company”), transmitted herewith is a Schedule 14A Information cover sheet and preliminary copies of the notice of annual meeting, proxy statement and forms of proxy cards to be furnished to the shareholders of the Company in connection with its annual meeting of shareholders desired to be held on May 21, 2015.  The Company desires to finalize and print definitive materials in order to permit a mailing the week of April 13, 2015.

The Company is submitting this preliminary proxy statement as a type PREC14A because GAMCO Asset Management Inc. has delivered notice to the Company that it intends to nominate two persons to the Board of Directors in opposition to nominees of the Company’s Board of Directors.

Please direct comments to LeRoy T. Carlson, Jr., President and CEO, Telephone and Data Systems, Inc., 30 N. LaSalle, Suite 4000, Chicago, IL 60602 (Telephone: 312-630-1900; FAX: 312-630-9299), or by email to ted.carlson@tdsinc.com, with a copy to the undersigned.

If you have any questions or comments, please contact the undersigned at asacha@sidley.com or (312) 853-2939 (collect).

Very truly yours,

/s/ Alfred N. Sacha
Partner

cc: LeRoy T. Carlson, Jr.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.